Exhibit 21.1

ARCA BIOPHARMA, INC.

LIST OF SUBSIDIARIES

1.	Hyseq Diagnostics, Inc., a Nevada corporation.(1)

2.	ARCA biopharma Colorado, Inc., a Delaware corporation.(2)

(1)	Was the registrant’s sole subsidiary as of December 31, 2008.
(2)	Became a subsidiary of the registrant on January 27, 2009.